March 23, 2005

Gary Todd — Reviewing Accountant
Division of Corporation Finance
United States Securities & Exchange Commission
450 — 5th Street, N.W.
Washington, DC 20549-0306

RE:	Compex Technologies, Inc. (41-0985318)
Form 10-K for fiscal year ended June 30, 2004
Forms 10-Q for fiscal quarters ended September 30, 2004 & December 31, 2004
File No. 000-09407

Dear Mr. Todd,

In the pages attached, we have included our responses to your comments from your letter dated March 10, 2005, regarding our form 10-K for fiscal year-ended June 30, 2004 and for forms 10-Q for fiscal quarters ended September 30, 2004 and December 31, 2004. We have listed each of your comments in order followed by our “Company Response”.

The company acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filings. We acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing and the company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

We have not and do not plan to revise any previously filed documents. We will, however, expand or revise our disclosure in all future filings when deemed appropriate.

We anticipate our explanations will meet your expectations, however if you have any questions or would like to discuss this with me further, please contact me via phone at (651) 638-0428 or via fax at (651) 638-0477.

Sincerely,

Scott P. Youngstrom
Chief Financial Officer

Enclosure

Form 10-K for the Fiscal Year Ended June 30, 2004

Item 7. Management’s Discussion and Analysis of Financial condition and Results of Operations — Page 21. Comparison of Year Ended June 30. 2004 to Year Ended June 30. 2003 — Page 23

1.	We see that your earnings for fiscal 2004 significantly benefited from “resolution of various outstanding tax issues.” In future filings please make more specific disclosure about this matter. You should provide some discussion about the nature of the tax issues resolved, including disclosure about why the timing of the benefit is appropriate.

COMPANY RESPONSE:
We acknowledge your comment and we will expand our disclosure in our future filings to include the nature of the tax issues resolved and disclose why the timing of the benefit was appropriate.

2.	With respect to accruals for income contingencies, paragraph 9 of FAS 5 states that disclosure of the nature of a contingency accrual and, in some circumstances the amount accrued, may be necessary for the financial statements not to be misleading. The notes to financial statements should include a reasonably transparent description of the nature of any accruals for income tax contingencies. As well, disclosures about any material amounts should also reflect the requirements of paragraphs 13 and 14 of SOP 94-6. We are aware, for instance, that multinational companies often have material accruals for transfer pricing and other cross-border exposures. Expand your disclosures in future filings or tell us how your disclosures about tax contingencies comply with GAAP.

COMPANY RESPONSE: We acknowledge your comment and we will expand our disclosure in our future filings to include the nature of our accruals for income tax contingencies.

Item 8. Financial Statements — Page 28.

1. Summary of Significant Accounting Policies — Page 34

Revenue Recognition and Provisions for Credit Allowances and Returns — Page 34

3.	With respect to the domestic medical business you state that many insurance providers reimburse you at rates which differ from your invoiced rates and that the nature of receivables within the insurance industry results in long collection cycles. We also see the significance of the activity in the credit reserve account as set forth in the Valuation and Qualifying accounts schedule. SAB 104 requires that the sales price be fixed or determinable and that collectibility be reasonably assured before revenue is considered realized and earned. Considering these factors, please tell us how recognizing revenue at the point of shipment or at the time of prescription complies with SAB 104. That is, tell us more about why you believe the sales price is subject to reasonable estimation at the time of prescription or shipment.

COMPANY RESPONSE:
We acknowledge your comment and we will expand our disclosure in our future filings to include how recognizing revenue at the point of shipment or at the time of prescription is in compliance with SAB 104 and why we believe the sales price is subject to reasonable estimation at the time of prescription or shipment. We believe we have sufficient collection information to estimate a reserve for sales allowances such that the sales price is determinable at the time of prescription or shipment. We intend to revise and expand wording of the Revenue Recognition Policy to be included in our notes to financial statements substantially as follows:

Revenue Recognition

The Company derives revenue in the United States from medical products and accessories (United States Medical) sales and rentals directly to patients and to wholesalers. The Company also derives revenue in the United States from the sales of consumer products (United States Consumer) to distributors and directly to consumers. In certain non-domestic markets (International), the Company derives revenue primarily from the sales of consumer products to distributors and dealers.

United States Medical
The direct medical business involves providing products to patients for rent or purchase, the sale of accessories to patients for the ongoing use of such products and billing of the patient’s insurance provider for the products and accessories. The wholesale medical business involves the sale of devices and medical supplies primarily to clinics and medical equipment distributors.

The Company recognizes revenue in accordance with Staff Accounting Bulletin (SAB) No. 101, as amended by SAB No. 104, when each of the following four conditions are met: 1) a contract or sales arrangement exists; 2) products have been shipped and title has transferred or services have been rendered; 3) the price of the products or services is fixed or determinable; and 4) collectibility is reasonably assured. Accordingly, the Company recognizes direct medical revenue, both rental and purchase, when products have been dispensed to the patient and the patient’s insurance has been verified. For medical products that are sold from inventories consigned at clinic locations, the Company recognizes revenue when it receives notice that the product has been prescribed and dispensed to the patient and the insurance has been verified or preauthorization has been obtained from the insurance company, when required. The Company recognizes wholesale medical revenue when it ships its products to its wholesale customers.

Revenue from the rental of products to patients accounts for approximately ___% and ___%, respectively, of the United States Medical revenue for the periods ended ___. Revenue from the rental of products is recognized ratably based on the number of days remaining in the month. Products on rental contracts are placed in fixed assets and depreciated over their estimated useful life. All revenue is recognized net of estimated sales allowances and returns.

The Company has established reserves to account for sales allowances, product returns and rental credits. Sales allowances generally result from agreements with certain insurance providers that permit reimbursement to the Company in amounts that are below the product’s invoice price. This reserve is provided for by reducing gross revenue by a portion of the amount invoiced during the relevant period. The Company estimates the amount of the reduction based upon historical experience and considers the impact of new contract terms or modifications of existing arrangements with insurance providers. For patient returns of products after purchase, the amount previously recorded as revenue in a prior period is provided for by reducing gross revenue in the current period. Rental credits result when patients purchase products that they had previously rented. Many insurance providers require patients to rent products for a period of one to three months prior to purchase. If the patient has a long-term need for the product, the insurance companies may authorize purchase of the product by these patients. When the product is purchased, most insurance providers require that rental payments previously made on the product be credited toward the purchase price. These rental credits are processed at the same time the revenue is recorded on the sale of the product. A change in the percentage of medical sales made pursuant to such contracts or a change in the number or type of products that are returned could cause the level of these reserves to vary in the future.

In addition to the reserves for sales allowances, returns and rental credits, the Company provides for uncollectible accounts receivable. These uncollectible accounts receivable are a result of non-payment from patients who have been direct billed for co-payments or deductibles; lack of appropriate insurance coverage; and disallowances of charges by third-party providers. The reserve is based on historical trends, current relationships with providers, and internal process improvements. If there were a change to a material insurance provider contract, a decline in the economic condition of patients or significant turnover of company personnel, the current level of the reserve for uncollectible accounts receivable may not be adequate and may result in an increase of these levels in the future.

United States Consumer
The U.S. consumer products business involves the sales of products to distributors, sport shops and direct sales to consumers. Revenue is primarily recognized at the time of shipment to distributors, sport shops and direct sales to consumers. A portion of the Company’s inventory is out on consignment with certain distributors and the revenue is not recognized until the distributor sells the product to a consumer. All revenue is recognized net of estimated sales allowances and returns.

The Company has established reserves to account for sales allowances and product returns. All consumer products are sold with a 30-day, money back guarantee and the Company estimates the amount of the revenue reduction based upon historical experience and considers the impact of new contract terms or modifications of existing arrangements with distributors. In addition to the reserves for sales allowances and product returns, the Company provides for uncollectible accounts receivable. These uncollectible accounts receivable are a result of non-payment from both distributors and direct customers. The reserve is based primarily on historical trends and specific review.

International
The international products business involves the sales to sports shops, retail shops and health care providers. Revenue is recognized at the time of shipment to dealers, distributors, sport shops and health care providers, direct sales to consumers or upon notification from a health care provider that equipment has been prescribed and provided to a patient and approved by the patient or his/her insurance provider. All revenue is recognized net of estimated sales allowances and product returns.

The Company has established reserves to account for sales allowances, product returns and rental credits. The Company estimates the amount of the revenue reduction based upon historical experience and considers the impact of new contract terms or modifications of existing arrangements with distributors. In addition to the reserves for sales allowances and product returns, the Company provides for uncollectible accounts receivable. These uncollectible accounts receivable are a result of non-payment from both distributors and direct customers. The reserve is based primarily on historical trends and specific review.

4.	Unless significant in amount, please expand future filings to also address rental revenues and costs.

COMPANY RESPONSE:
We acknowledge your comment and we will expand our disclosure in our future filings to include a discussion on how the company recognizes rental revenues and associated costs, in markets where it is of a material amount. We will expand our disclosure in our Revenue Recognition segment to include this information, if significant in amount. See our proposed, expanded disclosure in comment #3, above.

5.	With respect to sales in Europe and international markets, please expand future filings to describe how you estimate sales allowances and returns. Also describe the nature and extent of any significant uncertainties associated with those estimates.

COMPANY RESPONSE:
We acknowledge your comment and we will expand our disclosure in our future filings to include how we estimate our sales allowances and returns in our European and International markets. The Company does not have any significant uncertainties associated with European and International sales returns and allowances at the present time. The company will expand our disclosure in future filings to include the nature and extent of any significant uncertainties in the estimates when applicable. See our proposed, expanded disclosure in comment #3, above.

2. Business Acquisition — Page 40

6.	We see that you acquired Filsport Assistance S.r.l. on July 3, 2003. For material business combinations, please ensure that future filings include the primary reasons for the acquisitions, including a description of the factors that contributed to a purchase price resulting in the recognition of goodwill. Refer to paragraph 51b to FAS 141.

COMPANY RESPONSE:
We acknowledge your comment and we will expand our disclosure in our future filings to include the primary reasons for the acquisition and the factors that contributed to a purchase price resulting in the recognition of goodwill.

Item 9A. Controls and Procedures — Page 48

7.	We see disclosure that management has concluded that disclosure controls and procedures are effective “in timely alerting them to the material information relating to us required to be included in the reports we file or submit under the Exchange Act.” Please revise future filings to delete the language after the word “effective.” Alternatively, please revise future filings so that the language appearing after the word “effective” is substantially similar to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

COMPANY RESPONSE: We acknowledge your comment and we will expand our disclosure in our future filings to read as follows:

Item 9A.Controls and Procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective. Disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s and rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Or simply,

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective.

Schedule II. Valuation and Qualifying Accounts

8.	With respect to the “Additions” column, please revise future filings to clarify amounts recorded as sales allowances (reduction of revenue) versus bad debt expense. Please also further clarify the nature of the “Deductions.” Are these charges against the reserve for uncollected amounts or are “reversals” also included in those totals?

COMPANY RESPONSE:
We acknowledge your comment and we will expand our disclosure in our future filings to break-out the “Additions” column into amounts recorded as a sales allowance versus bad debt expense and we will include a description of the “Deductions.”

Form 10-Q for the Fiscal Quarters Ended December 31, 2004

Item 4. Controls and Procedures — Page 20

9.	We see that management concluded that disclosure con1rols and procedures are “effective to ensure that information [you] are required to disclose in the reports that [you] file or submit under the Securities Exchange Act of 1934 are recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission rules and forms.’” Please revise future filings to clarify, if true, that your officers concluded that disclosure controls and procedures are also effective to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

COMPANY RESPONSE: We acknowledge your comment and we will revise our disclosure in our future filings to read as follows:

      Item 9A.Controls and Procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective. Disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s and rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Or simply,

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective.